Filed by Peoples Energy Corporation
                           Pursuant to Rule 425 under the Securities Act of 1933
                                        And Deemed Filed Pursuant to Rule 14a-12
                                       Under the Securities Exchange Act of 1934

                                    Subject Company:  Peoples Energy Corporation
                                                      Commission File No. 1-5540

This filing consists of the Message from Larry Weyers and Tom Patrick to the employees of Peoples Energy Corporation posted on its Internal Intranet on July 10, 2006.



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A Message from Larry Weyers and Tom Patrick

To all Peoples Energy employees,

Hello and welcome to an exciting chapter in the story of PEOPLES ENERGY and WPS RESOURCES.

After a period of consideration and negotiation, WPS Resources and Peoples Energy decided to combine operations. Both organizations will bring great strengths to the emerging company - chief among them are dedicated employees with a firm and unwavering focus on customers and operational excellence.

The combination of these two fine companies will provide a strong leadership team and a talented work force that is committed to achieving growth while providing outstanding customer service. It will be my privilege to lead this effort. We are creating a larger, regional energy company will offer a wider array of career opportunities for employees. To make this work, the company will need talented employees who have demonstrated a commitment to solid job performance.

While we are all excited and maybe a little anxious about this news, it is important that no matter how difficult it may be to do at times, we must not become distracted from the daily business at hand during the transition period. Customers are counting on us.

The transaction gives rise to a myriad of employee questions, I know. Just as soon as we know specifics about process changes and their impacts on employees, we'll pass the information along to you.

Thank you for your continued energy and commitment.

Larry L. Weyers & Tom M. Patrick



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Additional Information
----------------------

This communication is not a solicitation of a proxy from any security holder of WPS Resources Corporation or Peoples Energy Corporation. WPS Resources Corporation intends to file a registration statement on Form S-4 with the Securities and Exchange Commission (the "SEC") in connection with the proposed transaction. The registration statement will include a joint proxy statement of WPS Resources Corporation and Peoples Energy Corporation that also constitutes a prospectus of WPS Resources Corporation, which will be sent to the shareholders of WPS Resources Corporation and Peoples Energy Corporation. Shareholders are urged to read the joint proxy statement/prospectus and any other relevant document when they become available, because they will contain important information about WPS Resources Corporation, Peoples Energy Corporation and the proposed transaction. A definitive proxy statement will be sent to shareholders of WPS Resources Corporation and Peoples Energy Corporation seeking approval of the proposed transaction. The joint proxy statement/prospectus and other documents relating to the proposed transaction (when they are available) can be obtained free of charge from the SEC's website at www.sec.gov. These documents (when they are available) can also be obtained free of charge from WPS Resources Corporation upon written request to WPS Resources Corporation, Attention: Barth
J. Wolf, Secretary and Manager - Legal Services, P.O. Box 19001, Green Bay, Wisconsin 54307-9001, or by calling (920) 433-1727, or from Peoples Energy Corporation, upon written request to Peoples Energy Corporation, Attention:
Secretary, 130 East Randolph Drive, 24th Floor, Chicago, Illinois 60601, or by calling (312) 240-4366.

Participants in the Proposed Transaction
----------------------------------------

WPS Resources Corporation, Peoples Energy Corporation and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from shareholders in connection with the proposed transaction under the rules of the SEC. Information about the directors and executive officers of WPS Resources Corporation may be found in its 2005 Annual Report on Form 10-K filed with the SEC on February 28, 2006 and definitive proxy statement relating to its 2006 Annual Meeting of Shareholders filed with the SEC on April 7, 2006. Information about the directors and executive officers of Peoples Energy Corporation may be found in its Amendment No. 1 to its 2005 Annual Report on Form 10-K filed with the SEC on December 14, 2005 and definitive proxy statement relating to its 2006 Annual Meeting of Shareholders filed with the SEC on January 1, 2006. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the interests of these participants will also be included in the joint proxy statement/prospectus regarding the proposed transaction when it becomes available.

Non-Solicitation
----------------

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.